THE SCOTT LAW FIRM, P.A.
                      940 Northeast 79th Street, Suite A
                             Miami, Florida  33138

                                (305) 754-3603
                           facsimile (305) 754-2668
                             wscott@wscottlaw.com

                                                 November 20, 2007

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	TriView Global Fund, LLC (the "Fund")
 	Form 10-K for the year ended 12/31/2006 Filed 4/3/2007
 	File No. 333-119655

Dear Ms. Van Doorn,

	In response to your letter of November 5, 2007, we will file by tomorrow, November 21, 2007, a 10-K Amendment for the year ended 2006 and a 10-Q Amendment for the period ended March 31, 2007 to reflect your requested changes to the Registrant's financial statements for those periods. The delay is caused by a change in accountants that we do not anticipate will affect future filings.


 	We are grateful for the opportunity to present this response and are available to amplify or clarify any information submitted.

 						Very truly yours,


						/s/ William S. Scott
						William Sumner Scott
						For the Firm

WSS/lf

cc:	TriView Capital Management, Inc.
 	Managing Member - CPO